Exhibit 99.(e)(3)

DISTRIBUTION SERVICES AGREEMENT

THIS AGREEMENT made this 2nd day of November, 2020 by and between 2nd Vote Advisers, LLC, a Delaware limited liability company (the “Adviser”), and Foreside Financial Services, LLC, a Delaware limited liability company (the “Distributor”).

WHEREAS, the Distributor and 2nd Vote Funds (the “Trust”) have entered in to a distribution agreement dated as of November 2, 2020 (the “Distribution Agreement”) whereby the Distributor acts as the principal underwriter of certain series (the “Funds”) of the Trust, as listed in Exhibit A to the Distribution Agreement; and

WHEREAS, the Adviser has agreed to compensate the Distributor to the extent that the Funds are not authorized to so compensate the Distributor;

NOW THEREFORE, the Adviser and the Distributor hereby agree as follows:

1.             Compensation and Expenses.

The Distributor has agreed to provide the services set forth in the Distribution Agreement, which is attached hereto as Exhibit A, and the Adviser has agreed to pay the Distributor the compensation set forth in Exhibit B.

2.             Term and Termination.

(a)                This Agreement will become effective upon the date first set forth above, will continue in effect throughout the term of the Distribution Agreement, and will terminate automatically upon any termination of the Distribution Agreement; provided, however, that, notwithstanding such termination of the Distribution Agreement, the Adviser will continue to pay to Distributor all fees and expenses to which Distributor is entitled pursuant to the Distribution Agreement for services performed through such termination date.

(b)               This Agreement may be terminated by the Adviser upon 60 days’ written notice to the Distributor in the event the Adviser no longer serves as investment adviser to the Funds; provided that prior to or on such termination date, the Adviser pay to Distributor all compensation due as of such termination date.

3.             Limitation of Liability

The Distributor shall not be liable to the Adviser for any action taken or omitted by it in the absence of bad faith, willful misfeasance, gross negligence or reckless disregard by it (or its agents or employees) of its obligations and duties under this Agreement.

4.             Notices. Any notice or other communication authorized or required by this Agreement to be given to either party shall be in writing and deemed to have been given when delivered in person or by confirmed facsimile, email, or posted by certified mail, return receipt requested, to the following address (or such other address as a party may specify by written notice to the other):

(i) To Distributor:	(ii) If to the Adviser:
Foreside Financial Services, LLC Attn: Legal Department Three Canal Plaza, Suite 100 Portland, Maine 04101 Telephone: (207) 553-7110 Email:legal@foreside.com	2nd Vote Advisers, LLC Attn: Daniel Grant P.O. Box 2916 Hendersonville, Tennessee 37077 Telephone: 615.240.7500 Email: daniel.grant@2ndvote.com

5.             Assignment.

This Agreement and the rights and duties hereunder shall not be assignable with respect to a Fund by either of the parties hereto except by the specific written consent of the other party. This Agreement shall be binding upon, and shall inure to the benefit of, the parties hereto and their respective successors and permitted assigns.

6.             Governing Law.

This Agreement shall be governed by, and interpreted in accordance with, the laws of the State of Delaware.

7.             Miscellaneous.

(a)                Paragraph headings in this Agreement are included for convenience only and are not to be used to construe or interpret this Agreement.

(b)               This Agreement constitutes the complete agreement of the parties hereto as to the subject matter covered by this Agreement, and supersedes all prior negotiations, understandings and agreements bearing upon the subject matter covered by this Agreement.

(c)                If any part, term or provision of this Agreement is held to be illegal, in conflict with any law or otherwise invalid, the remaining portion or portions shall be considered severable and not be affected, and the rights and obligations of the parties shall be construed and enforced as if this Agreement did not contain such part, term or provision.

(d)               This Agreement may be executed in counterparts, each of which shall be an original but all of which, taken together, shall constitute one and the same agreement.

(e)                No amendment to this Agreement shall be valid unless made in writing and executed by both parties hereto.

(f)                Invoices for fees and expenses due to Distributor hereunder and as set forth in Exhibit B hereto shall be sent by Distributor to the address furnished above in Section 5(ii) unless and until changed by Adviser (Adviser to provide reasonable advance notice of any change of billing address to Distributor).

(g)               This Agreement has been negotiated and executed by the parties in English. In the event any translation of this Agreement is prepared for convenience or any other purpose, the provisions of the English version shall prevail.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed all as of the day and year first above written.

2nd Vote Advisers, LLC		Foreside Financial Services, LLC

By:	/s/ Daniel Grant	By:	/s/ Mark Fairbanks
Name: Daniel Grant		Name: Mark Fairbanks
Title: Chief Executive Officer		Title: Vice President

EXHIBIT A

ETF Distribution Agreement

A-1

EXHIBIT B

Compensation

DISTRIBUTION SERVICES FEES

Initial service & implementation fee	One-time
Initial service and implementation fee includes coordination of AP agreements, electronic connectivity and other Fund launch requirements	• $5,000
One-time fee to perform a gap analysis and review and/or to develop the Fund’s policies and procedures pursuant to Rule 38a-1 under the 1940 Act	• Waived
Recurring legal underwriting fees (calculated and billed monthly)	Annual Rate

Asset fee, based on total assets in the Funds, calculated and billed monthly. Asset fee is subject to an annual minimum fee based on the total number of Funds:

—     1 to 5 Funds: $15,000 per Fund

—     6 or more Funds: $10,000 per Fund (starting with the 6th Fund)

• Up to $500 million – 1.00 basis point • $500 to $1 billion – 0.75 basis point • Over $1 billion – 0.50 basis point
Advertising compliance review	Per Communication Rate
Review of Fund advertising and marketing material

•  $125 per communication

piece for the first 10 pages (minutes if audio or video); $10 per page thereafter;

•  $600 per communication piece requiring 24 hour expedited review for the first 10 pages (minutes if audio or video); $25 per page thereafter.

B-1

OUT-OF-POCKET EXPENSES

Reasonable out-of-pocket expenses incurred by the Distributor in connection with the services provided pursuant to the Distribution Agreement. Such expenses may include, without limitation, regulatory filing fees; marketing materials regulatory review fees; communications; postage and delivery service fees; bank fees; reproduction and record retention fees; travel, lodging and meals.

Notes:

➢	Fees will be calculated and payable monthly.